Exhibit (k)(2)

SUB-ADMINISTRATION AGREEMENT

THIS SUB-ADMINISTRATION AGREEMENT (the “Agreement”) is made as of this 13th day of May, 2025 (the “Effective Date”), by and between StepStone Group Private Debt LLC, a Delaware limited liability company (the “Administrator”), and SEI Investments Global Funds Services, a Delaware statutory trust, its successors and assigns (“SEI”).

WHEREAS, the Administrator acts as administrator to the StepStone Private Credit Co-Investment Fund (the “Fund”), and the Fund is a closed-end management investment company registered under the 1940 Act (as defined below) and is authorized to issue Shares;

WHEREAS, the Administrator and SEI desire to enter into an agreement pursuant to which SEI shall provide Services (as defined below) to the Fund on behalf of the Administrator.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions. In addition to any terms defined in the body of this Agreement, the following capitalized terms shall have the meanings set forth hereinafter whenever they appear in this Agreement:

“1940 Act” shall mean the U.S. Investment Company Act of 1940, as amended.

“Aggregated Data” refers to aggregated, de-identified and statistical data captured by SEI from the performance and operation of the System and Services, including, without limitation, the number of records or accounts in a System, the number and types of transactions processed, the number and types of reports run, the length of time needed for the system to process requests, and system configurations such as hardware, operating systems, internet service providers and mobile networks used by customers to access the Services.

“Authorized Person” shall mean any individual who is authorized to provide SEI with Instructions and requests on behalf of the Administrator or Fund, whose name shall be certified to SEI from time to time pursuant to this Agreement. Any officer of the Fund or Administrator authorized by the Board to be an Authorized Person shall be considered an Authorized Person (unless such authority is limited in a writing from the Administrator and received by SEI) and has the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to SEI the names of the Authorized Persons from time to time.

“Board” shall mean the Board of Trustees of the Fund.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Fund Data” shall have the meaning set forth in Section 3(b).

“Gross Negligence” means a conscious, voluntary act or omission in reckless disregard of a legal duty and the rights of, or consequences to, others, and not merely a lack of due care.

“Investment Adviser” shall mean the investment adviser or investment advisers to the Fund and includes all sub-advisers or persons performing similar services.

“Instructions” shall mean an oral communication from an Authorized Person or a written communication signed by an Authorized Person and actually received by SEI. Instructions shall include manually executed originals, telefacsimile transmissions of manually executed originals or electronic communications.

“LLC Agreement” shall mean the Limited Liability Company Agreement or other similar operational document of the Administrator, as the case may be, as the same may be amended from time to time.

“PPM” shall mean the current confidential private placement memorandum with respect to the Fund (including any applicable amendments and supplements thereto) actually received by SEI from the Administrator.

“Pricing Sources” shall mean prior administrators, brokers and custodians, investment advisers (including, without limitation, the Investment Adviser), an underlying fund in which the Fund invests, if applicable, or any third-party pricing services selected by SEI, the Administrator, the Investment Adviser or the Fund, which provides the price and value information regarding Fund investments.

“Services” shall mean the sub-administration services described on Schedule A hereto and such additional services as may be agreed to by the parties from time to time and set forth in an amendment to Schedule A.

“Shares” shall mean such shares of beneficial interest, or class thereof, of the Fund as may be issued from time to time.

“Shareholder” shall mean a record owner of Shares of the Fund.

“Systems” shall mean the software and equipment used by SEI in connection with the performance of the Services.

2. Appointment and Services

(a) The Administrator hereby appoints SEI as sub-administrator of the Fund and hereby authorizes SEI to provide Services during the term of this Agreement and on the terms set forth herein. Subject to the oversight of the Board and utilizing information provided by the Fund, Administrator and their current and prior agents and service providers, SEI will provide the Services in accordance with the terms of this Agreement. Notwithstanding anything herein to the contrary, SEI shall not be required to provide any Services or information that it believes, in its sole, reasonable discretion, to represent dishonest, unethical or illegal activity. In no event shall SEI provide any investment advice or recommendations to any party in connection with its Services hereunder.

(b) SEI may from time to time, in its reasonable discretion and at its own expense, appoint one or more other parties to carry out some or all of its responsibilities under this Agreement, provided that SEI shall remain responsible to the Administrator for all such delegated responsibilities in accordance with the terms and conditions of this Agreement, in the same manner and to the same extent as if SEI were itself providing such Services.

(c) SEI’s duties shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against SEI hereunder. The Services do not include correcting, verifying or addressing any prior actions or inactions of the Fund, Administrator or by any other current or prior agent or service provider. To the extent SEI agrees to take such actions, those actions taken shall be deemed part of the Services pursuant to Instructions.

(d) Subject to the terms of Section 8, and where applicable, SEI further agrees to preserve such books, records and statements created or received by SEI in the performance of the Services (including records related to portfolio securities (quantity, unit, price) and records used in connection with the determination of net asset value) for a period of at least seven years from the end of the period to which they relate or, if longer, such period as the parties mutually agree unless they are delivered to duly appointed successors to SEI or to the Administrator upon the termination of this Agreement. Subject always to compliance with SEI’s data security policies and procedures, SEI shall permit the Fund, its representatives, the auditors and their respective employees to inspect such books, records and statements at commercially reasonable times during normal business hours and upon advance commercially reasonable notice to SEI. Notwithstanding the foregoing, the Fund and/or the Administrator may require SEI to retain documents (at the sole expense of the Administrator) for a longer period if there is a pending legal matter. SEI hereby agrees that all records which it maintains for the Fund hereunder are the property of the Fund and further agrees to surrender promptly to the Fund any of such records upon the Fund’s or Administrator’s request.

(e) Any resolution passed by the Board that affects accounting practices and procedures under this Agreement shall be effective upon written receipt of notice and acceptance by SEI.

(f) Nothing in this Agreement shall be deemed to appoint SEI and its officers, directors and employees as the Administrator’s attorney, form an attorney-client relationship or require the provision of legal advice. The Administrator acknowledges that SEI’s in-house attorneys exclusively represent SEI and the Administrator’s legal counsel will provide independent judgment on the Administrator’s behalf. Because no attorney-client relationship exists between SEI’s in-house attorneys and the Administrator or the Fund, any information provided to SEI’s in-house attorneys may not be privileged and may be subject to compulsory disclosure under certain circumstances, notwithstanding the provisions of Section 5. SEI represents that it will maintain the confidentiality of information disclosed to its in-house attorneys on a best efforts basis.

3. Representations and Deliveries

(a) The Administrator represents and warrants to SEI that:

(i) It is a limited liability company duly organized and existing under the laws of the State of Delaware; it is empowered under applicable laws and by its operating agreements to enter into and perform this Agreement; and all requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

(ii) It will conduct its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained (or will timely obtain) all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its LLC Agreement or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

(iii) None of the Administrator, or to the Administrator’s knowledge, any Shareholder or any ultimate beneficial owner of Shares, is a designated national and/or blocked person as identified on the Office of Foreign Assets Control’s list maintained by the U.S. Department of Treasury (found at http://www.treas.gov.ofac) or any other relevant regulatory or law enforcement agencies, as applicable to the Administrator.

(b) The Administrator shall use its commercially reasonable efforts to cause the Fund’s officers and Board members, and shall use its commercially reasonable efforts to cause the Fund’s Investment Adviser, legal counsel, independent accountants, transfer agent, custodian, distributor and other service providers and agents, past or present, to cooperate with SEI and to provide SEI with such information, documents and communications relating to the Fund and the Administrator (collectively, “Fund Data”) as necessary and/or appropriate or as reasonably requested by SEI, in order to enable SEI to perform the Services. In connection with the performance of the Services, SEI shall (without investigation or verification) be entitled and is hereby instructed to, rely upon any and all Instructions, communications, information, Fund Data or documents provided to SEI by a representative of the Administrator or by any of the aforementioned persons. SEI shall be entitled to rely on any document or Fund Data that it reasonably believes to be genuine and to have been signed or presented by the proper party. Fees charged by such persons shall be an expense of the Administrator. SEI shall not be held to have notice of any change of authority of any Board member, officer, agent, representative or employee of the Fund, Investment Adviser or service provider until receipt of written notice thereof from the Administrator.

(c) The Board, the Investment Adviser and the Administrator have and retain primary responsibility for all compliance matters relating to the Fund including but not limited to (as applicable to the specific parties) compliance with the 1940 Act, the U.S. Internal Revenue Code of 1986, as amended, the USA PATRIOT Act of 2001, the Sarbanes-Oxley Act of 2002 and the policies and limitations of the Fund relating to the portfolio investments as set forth in the PPM. SEI’s monitoring and other functions hereunder shall not relieve the Board, the Investment Adviser and the Administrator of their primary day-to-day responsibility for assuring such compliance. Notwithstanding the foregoing, SEI will be responsible for its own compliance with such statutes insofar as such statutes are applicable to the Services it has agreed to provide hereunder, and will promptly notify the Administrator if it becomes aware of any non-compliance which relates to the Fund. SEI shall provide the Administrator with quarterly and annual certifications (on a calendar basis) with respect to the design and operational effectiveness of its compliance and procedures.

(d) The Administrator agrees that it shall advise SEI in writing at least 20 days prior to affecting any change in any PPM which would increase or alter the duties and obligations of SEI hereunder, and shall proceed with such change only if it shall have received the written consent of SEI thereto; provided, however, that in the event such an amendment could have a material impact on SEI’s performance of the Services hereunder, the parties will work together in good faith to minimize the impact of such change on SEI’s operations and to determine appropriate compensation to SEI in connection therewith.

(e) SEI represents and warrants to the Administrator that:

(i) It is a statutory trust formed under the laws of the State of Delaware; it is empowered under applicable law and by its declaration of trust, bylaws and other organizational documents (as each is amended and modified to date) to enter into and perform this Agreement; and all requisite proceedings have been taken to authorize it to enter into and perform this Agreement.

(ii) It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained (or will timely obtain) all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule, regulation, order or judgment binding on it and no provision of its operating documents or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement. Its execution, delivery or performance of this Agreement will not conflict with or violate (a) any provision of the organizational or governance documents of SEI or (b) any law applicable to SEI.

(iii) SEI shall maintain a disaster recovery and business continuity plan and adequate and reliable computer and other equipment necessary and appropriate to carry out its obligations under this Agreement, including commercially reasonable cybersecurity systems, policies and procedures designed to prevent the unauthorized or inadvertent disclosure of Fund information. Upon the Administrator’s reasonable request, SEI shall provide supplemental information concerning the aspects of its cybersecurity systems, policies and procedures and disaster recovery and business continuity plan that are relevant to the Services.

(iv) It has and will continue to have access to the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement in accordance with industry standards.

(f) SEI shall act as liaison with the Fund’s independent public accountants, to the extent requested by the Administrator, and shall provide account analyses, fiscal year/quarter summaries, and other audit-related schedules. SEI shall take all reasonable action in the performance of its duties under this Agreement to assure that the necessary information is made available to such auditors and accountants in a timely fashion for the expression of their opinion, as required by the Administrator.

(g) SEI agrees to comply with all law applicable to it, as well as all investment restrictions, policies and procedures adopted by the Fund as disclosed in the PPM or of which SEI is given prior notice in writing. SEI assumes no responsibility for such compliance by the Fund with the laws that apply to the Fund. SEI shall maintain at all times a program reasonably designed to prevent violations of the federal securities laws (as defined in Rule 38a-1 under the 1940 Act) with respect to the Services provided.

4. Fees and Expenses

(a) The Administrator shall pay to SEI compensation for the services performed and the facilities and personnel provided by SEI pursuant to this Agreement, such fees as will be set forth in a written fee schedule mutually agreed upon from time to time by the Administrator and SEI. The fees set forth herein are determined based on the characteristics of the Fund as of the Effective Date. Any material change to the characteristics of the Fund may give rise to an adjustment to the fees set forth in such written fee schedule. In the event of such a change, the Administrator and SEI shall negotiate any adjustment to the fees payable hereunder in good faith; provided, however, that if the parties cannot in good faith agree on such adjustment to the fees within a reasonable period of time, SEI may terminate this Agreement upon thirty days prior written notice to the Administrator. The Administrator shall pay SEI’s fees monthly in U.S. Dollars, unless otherwise agreed to by the parties. The Administrator shall pay the foregoing fees despite the existence of any dispute among the parties. If this Agreement becomes effective subsequent to the first day of any calendar month or terminates before the last day of any calendar month, SEI’s compensation for that part of the month in which this Agreement is in effect shall be prorated in a manner consistent with the calculation of the fees as set forth in the separate writing between the Administrator and SEI. The Administrator agrees to pay interest on all amounts past due in an amount equal to the lesser of the maximum amount permitted by applicable law or the month fee of one and one-half percent (1.5%) times the amount past due multiplied by the number of whole or partial months from the date on which such amount was first due up to and including the day on which payment is received by SEI.

(b) SEI will bear all expenses incurred by it in connection with its performance of Services, except as otherwise provided herein. SEI shall not be required to pay or finance any costs and expenses incurred in the operation of the Fund, including, but not limited to: taxes; interest; brokerage fees and commissions; salaries, fees and expenses of officers and Board members; Commission fees and state Blue Sky fees; advisory fees; charges of custodians, transfer agents, dividend disbursing and accounting services agents and other service providers; security pricing services; insurance premiums; outside auditing and legal expenses; costs of organization and maintenance of corporate existence; taxes and fees payable to federal, state and other governmental agencies; preparation, typesetting, printing, proofing and mailing of PPMs, supplements, notices, forms and applications and proxy materials for regulatory purposes and for distribution to current Shareholders; preparation, typesetting, printing, proofing and mailing and other costs of Shareholder reports; expenses in connection with the electronic transmission of documents and information including electronic filings with the Commission and the states; research and statistical data services; expenses incidental to holding meetings of the Fund’s Shareholders and Trustees; fees and expenses associated with internet, e-mail and other related activities; and extraordinary expenses. Expenses incurred for distribution of Shares, including, as applicable, the typesetting, printing, proofing and mailing of PPMs and other offering documents for persons who are not Shareholders, will be borne by the Fund, except for such expenses permitted to be paid under a distribution plan adopted in accordance with applicable laws. SEI shall not be required to pay any Blue Sky fees or take any related Blue Sky actions unless and until it has received the amount of such fees from the Administrator.

(c) The Administrator also agrees to promptly reimburse SEI for all reasonable documented out-of-pocket expenses or disbursements reasonably incurred by SEI in connection with the performance of Services under this Agreement. If reasonably requested by SEI, out-of-pocket expenses are payable in advance. Payment of postage expenses, if prepayment is reasonably requested, is due at least three days prior to the anticipated mail date. In the event SEI reasonably requests advance payment, SEI shall not be obligated to incur such expenses or perform the related Service(s) until payment is received.

(d) In the event that any charges are disputed, the Administrator shall, on or before the 30th day following receipt of an invoice, pay all undisputed amounts due hereunder and notify SEI in writing of any disputed charges for out-of-pocket expenses which it is disputing in good faith. Payment for such disputed charges shall be due on or before the close of the 20th business day after the day on which SEI provides documentation which an objective observer would agree reasonably supports the disputed charges (the “Revised Due Date”). Late charges shall not begin to accrue as to charges disputed in good faith until the first day after the Revised Due Date.

5. Confidential Information

(a) The Administrator and SEI (in such capacity, the “Receiving Party”) acknowledge and agree to maintain the confidentiality of Confidential Information (as hereinafter defined) provided by the other party (in such capacity, the “Disclosing Party”) in connection with this Agreement. The Receiving Party shall not disclose or disseminate the Disclosing Party’s Confidential Information to any person other than those officers, directors, members, employees, agents, contractors, subcontractors and licensees of the Receiving Party, or with respect to SEI as a Receiving Party, to those employees, agents, technology service providers, contractors, subcontractors, licensors and licensees of any agent or affiliate, who have a need to know it in order to assist the Receiving Party in performing its obligations, or to permit the Receiving Party to exercise its rights under this Agreement. In addition, the Receiving Party (a) shall take all Reasonable Steps to prevent unauthorized access to the Disclosing Party’s Confidential Information, and (b) shall not use the Disclosing Party’s Confidential Information, or authorize other persons to use the Disclosing Party’s Confidential Information, for any purposes other than in connection with performing its obligations or exercising its rights hereunder; provided, however, that nothing herein shall limit SEI’s ability to collect and use Aggregated Data for the purpose of monitoring the performance, operation or security of SEI’s systems or monitoring, enhancing and creating new services. For the avoidance of doubt, such Aggregated Data will not reveal or be capable of revealing the identity of the Fund or any investor in the Fund to any third party, other than to SEI’s permitted third-party contractors who are involved in the compilation of the Aggregated Data. As used herein, “Reasonable Steps” means steps that a party takes to protect its own, similarly confidential or proprietary information of a similar nature, which steps shall in no event be less than a reasonable standard of care.

(b) The term “Confidential Information,” as used herein, means any of the Disclosing Party’s proprietary or confidential information including, without limitation, any non-public personal information (as defined in Regulation S-P) of the Disclosing Party, its affiliates, their respective clients or suppliers, or other persons with whom they do business, that may be obtained by the Receiving Party from any source or that may be developed as a result of this Agreement, the terms of (or any exercise of rights granted by) this Agreement, technical data; trade secrets; know-how; business processes; product plans; product designs; service plans; services; customer lists and customers; markets; software; developments; inventions; processes; formulas; technology; designs; drawings; and marketing, distribution or sales methods and systems; sales and profit figures or other financial information that is disclosed, directly or indirectly, to the Receiving Party by or on behalf of the Disclosing Party, whether in writing, orally or by other means and whether or not such information is marked as confidential.

(c) The provisions of this Section 5 relating to Confidential Information shall not apply to the extent, but only to the extent, that such Confidential Information: (a) is already known to the Receiving Party free of any restriction at the time it is obtained from the Disclosing Party, (b) is subsequently learned from an independent third party free of any restriction and without breach of this Agreement; (c) is or becomes publicly available through no wrongful act of the Receiving Party or any third party; (d) is independently developed by or for the Receiving Party without reference to or use of any Confidential Information of the Disclosing Party; or (e) is required to be disclosed pursuant to an applicable law, rule, regulation, government requirement or court order, or the rules of any stock exchange (provided, however, that the Receiving Party shall advise the Disclosing Party of such required disclosure promptly upon learning thereof in order to afford the Disclosing Party a reasonable opportunity to contest, limit and/or assist the Receiving Party in crafting such disclosure).

(d) The Receiving Party shall advise its directors, officers, members, employees, agents, contractors, subcontractors and licensees, and shall require its affiliates to advise their employees, agents, contractors, subcontractors and licensees, of the Receiving Party’s obligations of confidentiality and non-use under this Section 5, and shall be responsible for ensuring compliance by its and its affiliates’ employees, agents, contractors, subcontractors and licensees with such obligations. In addition, the Receiving Party shall require all persons that are provided access to the Disclosing Party’s Confidential Information, other than the Receiving Party’s accountants and legal counsel, to execute confidentiality or non-disclosure agreements containing provisions substantially similar to those set forth in this Section 5. The Receiving Party shall promptly notify the Disclosing Party in writing upon learning of any unauthorized disclosure or use of the Disclosing Party’s Confidential Information by such Persons.

(e) Upon the Disclosing Party’s written request following the termination of this Agreement, the Receiving Party promptly shall return to the Disclosing Party, or destroy, all Confidential Information of the Disclosing Party provided under or in connection with this Agreement, including all copies, portions and summaries thereof. Notwithstanding the foregoing sentence, (i) the Receiving Party may retain one copy of each item of the Disclosing Party’s Confidential Information for purposes of identifying and establishing its rights and obligations under this Agreement, for archival or audit purposes and/or to the extent required by applicable law, and (ii) SEI shall have no obligation to return or destroy Confidential Information of the Fund or the Administrator that resides in save tapes of SEI; provided, however, that in either case all such Confidential Information retained by the Receiving Party shall remain subject to the provisions of Section 5 for so long as it is so retained. If requested by the Disclosing Party, the Receiving Party shall certify in writing its compliance with the provisions of this Section 5.

6. Limitation of Liability

(a) SEI shall exercise due care and reasonable care in good faith and in accordance with reasonable commercial standards in discharging its duties hereunder. The duties of SEI shall be confined to those expressly set forth in this Agreement, and no implied duties are assumed by or may be asserted against SEI. In the absence of Gross Negligence, bad faith or willful or criminal misconduct or fraud in the performance of the Services, SEI shall not be liable for any error of judgment or mistake of law or for any loss arising out of any investment or for any act or omission in carrying out its duties under this Agreement. As used in this Section 6, the term “SEI” shall include the officers, directors, employees, affiliates and agents of SEI as well as that entity itself. As between the Administrator and SEI, the Administrator shall be solely responsible for the Fund’s compliance with applicable investment policies, the PPM, and any laws and regulations governing the manner in which Fund assets may be invested, and shall be responsible for any losses attributable to non-compliance with the PPM, any applicable policies, laws and regulations governing the Fund, its activities or the duties, actions or omissions of the investment adviser except to the extent such losses are attributable to SEI’s Gross Negligence, bad faith or willful or criminal misconduct or fraud in the performance of its duties under this Agreement. SEI shall not be responsible for any inaccuracy, failure or delay in the performance of any of its obligations under this Agreement if such inaccuracy, failure or delay was due to (i) the failure or delay of the Administrator or its agents to perform its obligations under this Agreement or (ii) SEI’s reliance on Fund Data. Each party shall have the duty to mitigate its damages for which the other party may become responsible.

(b) Notwithstanding anything herein to the contrary, each party hereto will be excused from its obligation to perform any Service or obligation required of it hereunder solely for the duration that such performance is prevented by events beyond its reasonable control and shall not be liable for any default, damage, loss of data or documents, errors, delay or any other loss whatsoever caused thereby. SEI will, however, take all reasonable steps to minimize service interruptions for any period that such interruption continues beyond its reasonable control.

(c) In no event and under no circumstances shall the Indemnified Parties (as defined below) be liable to anyone, including, without limitation, the other party, under any theory of tort, contract, strict liability or other legal or equitable theory for lost profits, exemplary, punitive, special, indirect or consequential damages for any act or failure to act under any provision of this Agreement regardless of whether such damages were foreseeable and even if advised of the possibility thereof.

(d) SEI may, from time to time, provide to the Administrator services and products (“Special Third Party Services”) from external third party sources that are telecommunication carriers, Pricing Sources, data feed providers or other similar service providers (“Special Third Party Vendors”). The Administrator acknowledges and agrees that the Special Third Party Services are confidential and proprietary trade secrets of the Special Third Party Vendors. Accordingly, the Administrator shall honor requests by SEI and the Special Third Party Vendors to protect their proprietary rights in their data, information and property including requests that the Administrator place copyright notices or other proprietary legends on printed matter, print outs, tapes, disks, film or any other medium of dissemination.

The Administrator further acknowledges and agrees that all Special Third Party Services are provided on an “AS IS WITH ALL FAULTS” basis solely for internal use, and as an aid in connection with the receipt of the Services. The Administrator may use Special Third Party Services as normally required on view-only screens and hard copy statements, reports and other documents necessary to support the Fund’s investors, however the Administrator shall not distribute any Special Third Party Services to other third parties. THE SPECIAL THIRD PARTY VENDORS AND SEI MAKE NO WARRANTIES, EXPRESS OR IMPLIED, AS TO MERCHANTABILITY, FITNESS FOR A PARTICULAR USE, OR ANY OTHER MATTER WITH RESPECT TO ANY OF THE SPECIAL THIRD PARTY SERVICES. NEITHER SEI NOR THE SPECIAL THIRD PARTY VENDORS SHALL BE LIABLE FOR ANY DAMAGES SUFFERED BY THE ADMINISTRATOR IN THE USE OF ANY OF THE SPECIAL THIRD PARTY SERVICES, INCLUDING, WITHOUT LIMITATION, LIABILITY FOR ANY INCIDENTAL, CONSEQUENTIAL OR SIMILAR DAMAGES.

(e) The obligations of the parties under Section 6 shall indefinitely survive the termination of this Agreement.

7. Indemnification

(a) The Administrator agrees to indemnify and hold harmless SEI, and its nominees (collectively, the “SEI Indemnified Parties”) from and against any and all claims, demands, actions and suits, and any and all judgments, liabilities, losses, damages, costs, charges, fees, penalties, and other expenses (excluding attorney’s fees) of every nature and character (“Losses”) which may be asserted against or incurred by any SEI Indemnified Party or for which any SEI Indemnified Party may be held liable (a “Claim”), arising out of or in any way relating to any of the following, except, in each case, to the extent a Claim resulted from the bad faith, gross negligence, fraud, reckless disregard in the performance of SEI’s duties and obligations under this Agreement, or willful misconduct of SEI (the “Standard of Care”):

(i) any action or omission of SEI;

(ii) SEI’s reasonable reliance on, implementation of or use of, Instructions, communications, data, documents or information (without investigation or verification) received by SEI from any Authorized Person;

(iii) any action taken, or omission by, the Administrator, the Fund, Investment Adviser, any Authorized Person or any past or current service provider (not including SEI);

(iv) any Claim that arises out of the Administrator’s gross negligence or misconduct or material breach of any representation or warranty of the Administrator made herein; and

(v) its reliance on the security valuations without investigation or verification provided by pricing service(s), the Investment Adviser or representatives of the Fund.

(b) SEI agrees to indemnify and hold harmless the Administrator and their respective employees and officers (collectively, the “Administrator Indemnified Parties” and together with SEI Indemnified Parties, each, an “Indemnified Party” and together, the “Indemnified Parties”) from and against any and all Claims against the Administrator Indemnified Parties arising out of or in any way relating to SEI’s breach of the Standard of Care except, in each case, to the extent a Claim resulted from the Administrator’s bad faith, gross negligence or willful misconduct or breach of any representation or warranty of the Administrator made herein.

(c) SEI may apply to the Administrator, the Investment Adviser or any person acting on the Administrator’s behalf at any time for instructions and may consult counsel for the Administrator or the Investment Adviser or with accountants, counsel and other experts with respect to any matter arising in connection with SEI’s duties hereunder; provided, however, that SEI shall give prior notice to Administrator before applying to such experts. SEI shall not be liable or accountable for any action taken or omitted by it in good faith in accordance with such instruction or with the advice of counsel, accountants or other experts. Also, SEI shall not be liable for actions taken pursuant to any document which it reasonably believes to be genuine and to have been signed by an Authorized Person or Authorized Persons. SEI shall not be held to have notice of any change of authority of any officer, employee or agent of the Fund until receipt of written notice thereof. To the extent that SEI consults with the Administrator’s counsel pursuant to this provision, any such expense shall be borne by the Administrator.

(d) SEI shall have no liability for its reliance on Fund Data, except to the extent provided by affiliates of SEI, or the performance or omissions of unaffiliated third parties such as, by way of example and not limitation, transfer agents, sub-transfer agents, custodians, prime brokers, placement agents, third party marketers, asset data service providers, investment advisers (including, without limitation, the Investment Adviser) or sub-advisers, current or former third party service providers, Pricing Sources, software providers, printers, postal or delivery services, prior administrators, telecommunications providers and processing and settlement services. SEI may rely on and shall have no duty to investigate or confirm the accuracy or adequacy of any information provided by any of the foregoing third parties. SEI shall have no obligations with respect to any laws relating to the purchase or sale of Shares. Further, Administrator assumes full responsibility for the preparation, contents and distribution of the PPM and its compliance with any applicable laws, rules, and regulations.

(e) Promptly after receipt by a party of notice of the commencement of an investigation, action, claim or proceeding, the receiving party shall, if a claim for indemnification in respect thereof is made under this Section, notify the indemnifying party in writing of the commencement thereof, although the failure to do so shall not prevent recovery by the Indemnified Party. The indemnifying party shall be entitled to participate at its own expense in the defense or, if it so elects, to assume the defense of any suit brought to enforce any such Loss, but if the indemnifying party elects to assume the defense, such defense shall be conducted by counsel chosen by the indemnifying party and approved by the Indemnified Party, which approval shall not be unreasonably withheld. In the event the indemnifying party elects to assume the defense of any such suit and retain such counsel and notifies the Indemnified Party of such election, the indemnified defendant or defendants in such suit shall bear the fees and expenses of any additional counsel retained by them subsequent to the receipt of the indemnifying party’s election. If the indemnifying party does not elect to assume the defense of any such suit, or in case the Indemnified Party does not, in the exercise of reasonable judgment, approve of counsel chosen by the indemnifying party, or in case there is a conflict of interest between the indemnifying party and the Indemnified Party, the indemnifying party will reimburse the Indemnified Party or Parties named as defendant or defendants in such suit, for the reasonable fees and expenses of any counsel retained by them. The indemnification agreement contained in this Section 7 and the representations and warranties in this Agreement shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party and shall survive the delivery of any Shares and the termination of this Agreement. This agreement of indemnity will inure exclusively to the benefit of each Indemnified Party and their estates and successors. The Administrator agrees to promptly notify SEI of the commencement of any litigation or proceedings against the Administrator or any of its officers or directors in connection with the issue and sale of any of the Shares.

(f) The obligations of the parties under this Section 7 shall indefinitely survive the termination of this Agreement.

8. Term

(a) This Agreement shall become effective with respect to the Fund as of the date hereof. Unless sooner terminated as provided herein, this Agreement shall continue in effect with respect to the Fund for a three-year period beginning on the date of this Agreement (the “Initial Term”). Thereafter, if not terminated as provided herein, the Agreement shall continue automatically in effect as to the Fund for successive one-year periods (each a “Renewal Term”).

(b) In the event this Agreement is terminated by the Administrator prior to the end of the Initial Term or any subsequent Renewal Term, the Administrator shall be obligated to pay SEI the remaining balance of the fees payable to SEI under this Agreement through the end of the Initial Term or Renewal Term, as applicable. Notwithstanding the foregoing, either party may terminate this Agreement: (i) at the end of the Initial Term or at the end of any successive Renewal Term by giving the other party a written notice not less than 90 days’ prior to the end of the respective term; (ii) upon the material breach of the other party of any term of this Agreement if such breach is not cured within 15 business days of notice of such breach to the breaching party; and (iii) in the event of the appointment of a conservator or receiver for SEI by regulatory authorities or upon the happening of a like event at the direction of an appropriate regulatory agency or court of competent jurisdiction. Notwithstanding anything herein to the contrary, upon the termination of the Agreement as provided herein or the liquidation, merger or acquisition of the Fund upon payment of all accrued fees, reimbursable expenses and other funds owed to SEI by the Administrator under this Agreement, SEI shall deliver to the Fund or its successor service provider at the expense of the Administrator, all books, records and statements of the Fund created or received by SEI in the performance of the Services, in a form that is consistent with SEI’s applicable license agreements, and thereafter the Administrator or its designee shall be solely responsible for preserving such books, records and statements for the periods required by all applicable laws, rules and regulations applicable to the Administrator. The Administrator shall be responsible for all expenses associated with the movement (or duplication) of records and materials and conversion thereof to a successor service provider, including all reasonable trailing expenses incurred by SEI. In addition, in the event of termination of this Agreement, or the proposed liquidation, merger or acquisition of the Fund, and SEI’s agreement to provide additional Services in connection therewith, SEI shall provide such Services and be entitled to such compensation as the parties may mutually agree. SEI shall not reduce the level of service provided to the Administrator prior to termination following notice of termination by the Administrator.

9. Miscellaneous

(a) Any notice required or permitted to be given by either party to the other under this Agreement shall be in writing and shall be deemed to have been given when received by the other party as set forth below. Such notices shall be sent to the addresses listed below, or to such other location as either party may from time to time designate in writing:

If to SEI:	General Counsel SEI Investments Global Funds Services One Freedom Valley Drive Oaks, PA 19456

If to the Administrator:	StepStone Group Private Debt LLC 450 Lexington Avenue 31st Floor New York, NY 10017 Attention: Joseph Cambareri

If notice is sent by electronic delivery or facsimile, it shall be deemed to have been given immediately (contingent upon confirmed receipt by the intended recipient). If notice is sent by first-class mail, it shall be deemed to have been given five days after it has been mailed. If notice is sent by messenger, it shall be deemed to have been given on the day it is delivered.

(b) Except as provided to the contrary herein, this Agreement may not be amended or modified in any manner except by a written agreement executed by both parties with the formality of this Agreement.

(c) This Agreement shall be governed by the laws of the State of New York, excluding the laws on conflicts of laws. To the extent that the applicable laws of the State of New York, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Commission thereunder. Any provision of this Agreement which is determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

(d) This Agreement may be executed in separate counterparts, each of which when executed and delivered shall be an original, but all such counterparts shall together constitute but one and the same instrument. This Agreement may be delivered via facsimile, electronic mail (including any electronic signature covered by the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act, the Electronic Signatures and Records Act or other applicable law, e.g., www.docusign.com) or other transmission method and, upon such delivery shall be deemed to have been duly and validly delivered and be valid and effective for all purposes, and all parties hereto agree that neither this Agreement, nor any part thereof, shall be challenged or denied any legal effect, validity and/or enforceability solely on the ground that it is in the form of an electronic record.

(e) The services of SEI hereunder are not deemed to be exclusive. SEI may render sub-administration services and any other services to others, including other investment companies.

(f) The captions in the Agreement are included for convenience of reference only, and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(g) This Agreement and the Schedules incorporated herein constitute the full and complete understanding and agreement of Administrator and SEI and supersedes all prior negotiations, understandings and agreements with respect to sub-administration services.

(h) Except as specifically provided herein, this Agreement does not in any way affect any other agreements entered into among the parties hereto and any actions taken or omitted by any party hereunder shall not affect any rights or obligations of any other party hereunder.

(i) SEI shall retain all right, title and interest in any and all computer programs, screen formats, report formats, procedures, data bases, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, trade secrets, trademarks and other related legal rights provided, developed or utilized by SEI in connection with the Services provided by SEI to the Fund hereunder.

(j) This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns. This Agreement shall not be assignable by either party without the written consent of the other party, provided; however, that SEI may, in its sole discretion and upon advance written notice to the Fund, assign all its right, title and interest in this Agreement to an affiliate, parent or subsidiary.

(k) The person signing below represents and warrants that he/she is duly authorized to execute this Agreement on behalf of the party on whose behalf such person is signing.

(l) In connection with performing the Services set forth herein, SEI may provide information that the Administrator and/or the Fund may rely upon in connection with the Fund’s compliance with applicable laws, policies and regulations aimed at the prevention and detection of money laundering and/or terrorism financing activities. The Administrator acknowledges and agrees that it and the Fund shall be solely responsible for its compliance with applicable anti-money laundering legislation and regulations. Notwithstanding the foregoing, it shall be a condition precedent to providing the Services under this Agreement that SEI is satisfied, in its absolute discretion, that it has sufficient and appropriate information to discharge its obligations under applicable anti-money laundering legislation and regulations. Without in any way limiting the foregoing, the Administrator acknowledges that SEI is authorized to return a Shareholder’s investment in the Fund and take any action necessary to restrict repayment of redemption proceed so as to comply with its obligations pursuant to applicable law.

(m) During the term of this Agreement and for a period of one year thereafter, the Administrator shall not knowingly solicit, make an offer of employment to, hire, or enter into a consulting relationship with, any person who was an employee of SEI during the term of this Agreement. To “knowingly” solicit, make an offer of employment to, hire, or enter into a consulting relationship with within the meaning of this provision does not include, and therefore does not prohibit, solicitation, making an offer of employment to, hiring or entering into a consulting relationship with a SEI employee by the Administrator if such SEI employee was identified by the Administrator solely as a result of such SEI employee’s response to a general advertisement by the Administrator or a recruiting firm that was not directed to such SEI employee. If the Administrator breaches this provision, the Administrator shall pay to SEI liquidated damages equal to 100% of the most recent twelve-month salary of SEI’s former employee together with all legal fees reasonably incurred by SEI in enforcing this provision. The foregoing restriction on solicitation does not apply to unsolicited applications for jobs, responses to public advertisements or candidates submitted by recruiting firms, provided that such firms have not been contacted to circumvent the spirit and intention of this Section 9(m).

Except to the extent required by applicable law, neither SEI nor the Administrator shall issue or initiate any press release arising out of or in connection with this Agreement or the Services rendered hereunder; provided, however, SEI shall be permitted to (i) include the Administrator on SEI’s client list(s) (and share such list(s) with current or potential clients of SEI) or (ii) otherwise orally disclose that the Administrator is a client of SEI at presentations, conferences or other similar meetings. If SEI desires to engage in any type of publicity other than as set forth in subsections (i) or (ii) above or if the Administrator desires to engage in any type of publicity, the party desiring to engage in such publicity shall obtain the prior written consent of the other party hereto, such consent not to be unreasonably withheld, delayed or conditioned.

[Signature page to follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized person as of the day, month and year first above written.

STEPSTONE GROUP PRIVATE DEBT LLC (the “Administrator”)

By:	/s/ Joseph Cambareri
Name: Joseph Cambareri
Title: COO

SEI INVESTMENTS GLOBAL FUNDS SERVICES (“SEI”)

By:	/s/ Philip McCabe
Title: Philip McCabe
Date: Vice President

Schedule A

to the

Sub-Administration Agreement

by and between

StepStone Group Private Debt LLC

and

SEI Investments Global Funds Services

SERVICES

Subject to the oversight of, and utilizing information provided by, the Administrator, the Fund, the Investment Adviser, and the Fund’s agents, SEI will provide the following services:

Regulatory Administration

Subject to the direction of and utilizing information provided by the Administrator, the Fund, the Investment Adviser, and the Fund’s agents, SEI will provide the services listed below. SEI’s provision of these services shall not relieve the Fund and the Fund’s Investment Adviser of their primary day-to-day responsibility for assuring such compliance. SEI’s ability to provide information regarding compliance with respect to applicable rules and regulations may be limited by the characteristics of the Fund’s investments. SEI shall perform the following duties on behalf of the Fund:

1. General Fund Management

a. Provide appropriate personnel, office facilities, information technology, record-keeping and other resources as necessary for SEI to perform its duties and responsibilities under this agreement;

b. Act as liaison among American Stock Transfer & Trust Company, LLC and The Bank of New York Mellon.

2. Financial Reporting and Audits

a. Prepare quarterly and annual schedules and financial statements including schedule of investments and the related statements of operations, assets and liabilities, changes in net assets and cash flow (if required), and financial highlights to each financial statement;

b. Draft footnotes to financial statements for approval by the Fund’s officers and independent accountants;

c. Provide facilities, information and personnel as necessary to accommodate annual audits with the Fund’s independent accountants or examinations by the Commission or other regulatory authorities.

3. Compliance

a. From time to time as SEI deems appropriate (but no less frequently than quarterly), check the Fund’s compliance with the policies and limitations of the Fund relating to the portfolio investments as set forth in the PPM (but these functions shall not relieve the Fund’s portfolio managers, if any, of their primary day-to-day responsibility for assuring such compliance);

b. Monitor Fund activity for compliance with subchapter M under the U.S. Internal Revenue Code of 1986, as amended, (but these functions shall not relieve the Fund’s portfolio managers, if any, of their primary day-to-day responsibility for assuring such compliance). Compliance testing is dependent on receiving necessary information from any underlying investment.

4. Expenses

a. Prepare annual Fund-level and, as applicable, class-level budgets and update on a periodic basis;

b. Coordinate the payment of the Fund’s expenses;

c. Establish accruals and provide all accounting and finance-related books and records to the Fund’s independent accounting;

d. Provide expense summary reporting as reasonably requested by the Fund.

5. Filings

a. Provide the following for 1940 Act filings and required updates:

i. Preparation of expense table;

ii. Performance information;

iii. Preparation of shareholder expense transaction and annual fund operating expense examples; and

iv. Investment Adviser and director fee data.

b. Subject to having received all relevant information from the Fund and upon the advice and direction of Fund counsel, prepare documents on behalf of the Fund to be filed with, or furnished to, the Commission under the 1940 Act, including without limitation, the Fund’s annual and semi-annual reports on Form N-CSR, and preliminary and definitive proxy statements, as well as the Fund’s registration statement on Form N-2 and, in each case, any amendments or supplements thereto (each, an “SEC Filing,” and collectively, the “SEC Filings”), and provide such documents to Fund counsel for its review; upon the advice and direction of Fund counsel, file any SEC Filing with the Commission as required;

c. Assist in compiling exhibits and disclosures for any SEC Filing and file when approved by the principal officers of the Fund;

d. File Rule 17g-1 fidelity bond filing when received from the Fund or broker.

6. Other

a. Calculate dividend and capital gain distributions, subject to review and approval by the Fund’s officers and independent accountants;

b. Report performance and other portfolio information to outside reporting agencies as directed by the Investment Adviser;

c. Assist in securing and monitoring the directors and officers liability coverage and fidelity bond for the Fund;

d. Provide periodic updates on recent accounting, tax and regulatory events affecting the Fund and/or Investment Adviser;

e. Assist the Fund during SEC audits, including providing applicable documents from the Commission’s document request list;

f. Maintain a regulatory compliance calendar (initially provided by the Fund’s CCO) listing various Board approval and SEC filing dates;

g. Obtain portfolio security valuations from appropriate independent Pricing Sources consistent with the Fund’s pricing and valuation policies, and calculate net asset value of each Portfolio and class as of the applicable month-end;

h. Prepare and maintain the Fund’s official accounting books and records.

Regulatory Filings

1. Provide the following information to be included for the regulatory filings:

a.	8 A (as applicable to sub administrator)

b.	N 2 ( as applicable to sub administration)

c.	N-CSR ( as applicable to sub administrator)

d.	497 ( as applicable to sub administrator)

Notwithstanding the foregoing, in the event that the Fund requests SEI to prepare additional regulatory filings that are customarily prepared by SEI for its clients, SEI will assist with such additional filings; provided, however, that SEI will be entitled to additional compensation in connection with such work, as mutually agreed by the parties.

Tax Preparation, Compliance and Reporting – 1099

1. Prepare income tax and excise tax provisions. Calculate required income and excise dividend and capital gains distribution amounts subject to review and approval by the Fund’s officers and their independent accountants.

2. Prepare forms 1099-MISC Miscellaneous Income for board members and other required Fund vendors.

Online Board Books

Provide web portal access for directors, officers and/or client staff to view completed board materials.

Blue Sky State Filings

Prepare and file state securities qualification/notice compliance filings, with the advice of the Fund’s legal counsel, upon and in accordance with instructions from the Fund, which instructions will include the states to qualify in or provide notice to, the amounts of shares to initially and subsequently qualify (or with respect to which to provide notice) and the warning threshold to be maintained; promptly prepare an amendment to the Fund’s notice permit to increase the offering amount as necessary.